SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Conn’s Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
David A. Knight
Stephens Investments Holdings LLC
111 Center Street
Little Rock, AR 72201
(501) 377-2573
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		7,650,088

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,650,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,637

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		217,560

WITH	10	SHARED DISPOSITIVE POWER

		31,637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	249,197

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD, CO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		599

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,858

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		245,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	245,701

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,077,745

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,077,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,338,794

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,338,794

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		74,779

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		74,779

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		74,779

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		824,020

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	824,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,032

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		520,779

WITH	10	SHARED DISPOSITIVE POWER

		1,490,826

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,011,605

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		84,602

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,032

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		266,521

WITH	10	SHARED DISPOSITIVE POWER

		152,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	418,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2000 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		152,032

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		152,032

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	152,032

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		465

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		275,350

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	275,350

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,916,370

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,916,370

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107
Introductory Statement
     This Amendment No. 8 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 8 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, and (viii) Amendment No. 7 to the statement filed on November 9, 2010 (collectively, the “Prior Filings” and collectively with this Amendment No. 8, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings with respect to the reporting persons.
     This Amendment No. 8 is being filed to reflect the acquisition of shares of the Common Stock pursuant to the exercise of the subscription rights (the “Rights”) received from the Issuer in the Issuer’s recently completed Rights Offering.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 of the Statement is supplemented by adding the following:
     As described in Item 4 and Item 5 below, each of the reporting persons exercised the Rights they received from the Issuer in the Issuer’s Rights Offering. Stephens Investments Holdings LLC, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren and Harriet Stephens Childrens Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, and Grandchild’s Trust #2 used working capital to exercise their Rights. Curtis F. Bradbury, Jr. and Douglas H. Martin used their personal funds to exercise their Rights. WAS Conn’s Annuity Trust One, Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust, and Stephens Investment Partners 2000 LLC, used loans provided by affiliates to exercise their Rights.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Statement is supplemented by adding the following:
     The reporting persons exercised their Rights to purchase a total of 2,453,011 shares of the Common Stock, including shares from the exercise of their oversubscription privileges, in exchange for total cash consideration of $6,623,129.70. The number of shares acquired by each reporting person is set forth in Item 5 below. Upon receipt of such shares, the reporting persons in the aggregate had beneficial ownership of 7,919,423 shares of the Common Stock, representing approximately 24.9% of the outstanding shares. The shares of Common Stock acquired by the reporting persons pursuant to the exercise of their Rights were primarily for investment purposes.
     Additional information concerning the Rights Offering is available on the Issuer’s reports on Form 8-K which were filed with the Securities and Exchange Commission on October 22, 2010, November 8, 2010 and December 2, 2010, the Prospectus Supplement on Form 424B5 filed by the Issuer on November 8, 2010, the Free Writing Prospectus filed by the Issuer on November 8, 2010, and the Prospectus Supplement on Form 424B5 filed by the Issuer on November 30, 2010.
     Except as provided in Item 4 of this Statement, the reporting persons do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Issuer, or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

CUSIP No.	208242107
     Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:
     (a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Conn’s Voting Trust(2)	7,650,088	24.1	7,650,088	0	0	0
Stephens Inc.(3)	249,197	0.8	0	31,637	217,560	31,637
Warren A. Stephens Trust	33,858	0.1	599	0	33,858	0
Warren A. Stephens Grantor Trust	245,701	0.8	0	0	245,701	0
Harriet C. Stephens Trust	1,077,745	3.4	0	0	1,077,745	0
Warren & Harriet Stephens Children’s Trust	1,338,794	4.2	0	0	1,338,794	0
Warren Miles Amerine Stephens 95 Trust	74,779	0.2	0	0	74,779	0
Warren Miles Amerine Stephens Trust	6,352	0.0	0	0	6,352	0
John Calhoun Stephens 95 Trust	74,779	0.2	0	0	74,779	0
John Calhoun Stephens Trust	6,352	0.0	0	0	6,352	0
Laura Whitaker Stephens 95 Trust	74,779	0.2	0	0	74,779	0
Laura Whitaker Stephens Trust	6,352	0.0	0	0	6,352	0
Grandchild’s Trust #2	824,020	2.6	0	0	824,020	0
Curtis F. Bradbury, Jr.(4)	2,011,605	6.3	0	152,032	520,779	1,490,826
Douglas H. Martin(5)	418,553	1.3	84,602	152,032	266,521	152,032
Stephens Investment Partners 2000 LLC	152,032	0.5	152,032	0	152,032	0
Warren A. Stephens(6)	3,645,863	11.5	1,064	183,669	545,824	3,100,039
Harriet C. Stephens(7)	4,239,816	13.4	0	0	1,323,446	2,916,370
Stephens Investments Holdings LLC	275,350	0.9	465	0	275,350	0
WAS Conn’s Annuity Trust One	2,916,370	9.2	0	0	2,916,370	0
Steve Patterson, Voting Trustee	7,650,088	24.1	7,650,088	0	0	0

(1)	Based on 31,758,211 shares of the Common Stock reported by the Issuer as outstanding on December 1, 2010, as set forth in the Form 10-Q filed by the Issuer on December 2, 2010.

(2)	Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the Issuer for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions. Number of shares includes 217,560 shares contributed by Stephens Inc., 33,259 contributed by Warren A. Stephens Trust, 245,701 shares contributed by Warren A. Stephens Grantor Trust, 1,077,745 shares contributed by Harriet C. Stephens Trust, 1,338,794 shares contributed by Warren & Harriet Stephens Children’s Trust, 74,779 shares contributed by each of Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, also includes

CUSIP No.	208242107

6,352 shares contributed by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, also includes 824,020 shares contributed by Grandchild’s Trust #2, 296,442 shares contributed by Curtis F. Bradbury, Jr., 181,919 shares contributed by Doug Martin, 274,885 shares contributed by Stephens Investments Holdings LLC, and 2,916,370 shares contributed by WAS Conn’s Annuity Trust One.

(3)	Includes 217,560 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power, and 31,637 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.

(4)	Includes 296,442 shares which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 152,032 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Bradbury, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 74,779 shares which have been contributed to the Voting Trust by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 1,338,794 shares beneficially owned by Warren and Harriet Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power.

(5)	Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 181,919 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 152,032 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Martin, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 70,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 8 as to which Mr. Martin has sole voting power and sole dispositive power.

(6)	Includes 217,560 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 31,637 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 599 shares beneficially owned by Warren A. Stephens Trust and 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 274,885 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 33,259 shares beneficially owned by Warren A. Stephens Trust One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 465 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 152,032 shares directly owned by Stephens Investment Partners 2000 LLC as to which Mr. Stephens, as a co-manager, has shared voting power and shared dispositive power. Also includes 2,916,370 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Total does not includes shares owned by Mr. Stephens wife, Harriet C. Stephens (other than the 2,916,370 shares beneficially owned by WAS Conn’s Annuity Trust One).

(7)	Includes 1,077,745 shares beneficially owned by Harriet C. Stephens Trust and 245,701 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Also includes 2,916,370 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Such total does not include shares owned by Warren A. Stephens.
     Item 5(c) of the Statement is supplemented by adding the following: During the past sixty days, the persons listed in Items 5(a) and (b) above effected the following transactions in the Common Stock:
     Stephens Inc. exercised its Rights to purchase a total of 68,361 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Stephens Investments Holdings LLC exercised its Rights

CUSIP No.	208242107
to purchase a total of 86,507 shares in the Rights Offering, and contributed 86,371 of such shares to the Conn’s Voting Trust. Conn’s Annuity Trust One exercised its Rights to purchase a total of 916,370 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Warren A. Stephens Trust exercised its Rights to purchase a total of 10,626 shares in the Rights Offering, and contributed 10,451 of such shares to the Conn’s Voting Trust. Warren A. Stephens Grantor Trust exercised its Rights to purchase a total of 77,203 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Harriet C. Stephens Trust exercised its Rights to purchase a total of 338,645 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Warren and Harriet Stephens Childrens Trust exercised its Rights to purchase a total of 420,671 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, each exercised its Rights to purchase a total of 23,497 shares in the Rights Offering, and each trust contributed all of such shares to the Conn’s Voting Trust. Warren Miles Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, each exercised its Rights to purchase a total of 1,996 shares in the Rights Offering, and each trust contributed all of such shares to the Conn’s Voting Trust. Grandchild’s Trust #2 exercised its Rights to purchase a total of 258,920 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Stephens Investment Partners 2000 LLC exercised its Rights to purchase a total of 44,327 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Curtis F. Bradbury, Jr. exercised his Rights to purchase a total of 93,147 shares in the Rights Offering, and contributed all of such shares to the Conn’s Voting Trust. Douglas H. Martin exercised his Rights to purchase a total of 61,755 shares in the Rights Offering, and contributed 57,162 of such shares to the Conn’s Voting Trust. All of the foregoing purchases were effected at the Rights Offering exercise price of $2.70 per share.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Agreement to File Joint Schedule 13D
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 15, 2010
Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Conn’s Voting Trust, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investment Partners 2000 LLC, Stephens Investments Holdings LLC, and WAS Conn’s Annuity Trust One